

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2012

Via E-mail
Philip P. Conti
Senior Vice President and Chief Financial Officer
EQT Corporation
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222

> **Re: EQT Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 16, 2012**
> **File No. 001-03551**

Dear Mr. Conti:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Consolidated Balance Sheets, page 60

1. Please refer to the Other Current Liabilities line item of your balance sheet. In addition to the $85 million of incentive compensation included in this account, please tell us whether any other single item is in excess of 5% of total current liabilities. If so, please separately disclose such item consistent with the guidance in Rule 5-02.20 of Regulation S-X.

Note 5. Sale of Properties, page 78

2. We note your sale of the Big Sandy Pipeline (Big Sandy) for $390 million, which resulted in a pre-tax gain of $180.1 million. Given that Big Sandy is a natural gas pipeline regulated by the FERC, please tell us how such gain will be treated in the FERC

rate making process. In your response, please clarify whether an obligation exists to pass along all or part of this gain to the rate payers. Please be detailed in your response as we may have further substantive comment.

Note 23. Subsequent Events, page 105

3. We note that you intend to contribute approximately 29% of the Midstream segment's assets to EQT Midstream Partners, LP as part of the proposed underwritten initial public offering. Please tell us whether you expect this contribution to change your operating segments, and why or why not. As part of your response, please tell us whether you expect to view and manage these assets differently following their contribution to EQT Midstream Partners, LP. If you anticipate changing your determination of operating segments, please ensure you explain your basis for your determination and contrast such determination with prevailing practice of similar midstream enterprises.

4. We note the disclosure elsewhere in your filing that you decided in January 2012 to suspend development in the Huron play indefinitely, and as a result, its contribution to your total production sales volumes will gradually decline. Please tell us whether this change to your plans for the Huron play resulted in any asset impairments or any changes in your depletion rates in the first quarter of 2012, and briefly explain why or why not.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief

Via E-mail
cc: Laura L. Tyson
        Baker Botts L.L.P.